SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC (Offeror)
Joseph R. Wright (Offeror)
Cowen Investments LLC (Offeror)

The Chart Group, L.P. (Other)

RCG LV Pearl LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$2,053,440	$238.61

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 6,844,800 Warrants to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.30 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $116.20 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $238.61	Filing Party: Chart Acquisition Group LLC, Joseph R. Wright, Cowen Investments LLC, The Chart Group, L.P. and RCG LV Pearl LLC

Form or Registration No.: Schedule TO-T	Date Filed: May 14, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Investments LLC (“Cowen” and, together with the Sponsor and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the Sponsor, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Filing Persons”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015 (together with all amendment and supplements thereto, “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 1 to Schedule TO (“Amendment No. 1”), relates to the offer to purchase for cash up to 6,844,800 of the warrants of Chart Acquisition Corp. (the “Company”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $2,053,440. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated May 14, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Exchange Act. Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and supersedes any conflicting disclosure set forth in the Offer to Purchase, and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	On June 12, 2015, the Purchasers issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, at the end of the day on June 18, 2015, unless further extended or terminated. A copy of the press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

2.	The last paragraph in the section entitled “The Business Combination” on page 20 of the Offer to Purchase is hereby amended and restated as follows:

On June 10, 2015, the terms of the business combination were further amended, as Chart, Tempus and the other parties to the Merger Agreement, as well as two new, additional parties, entered into a Second Amendment to Merger Agreement (the “Second Amendment”). The Second Amendment was entered to in order to provide for the consummation, prior to the closing of the business combination, of a series of privately negotiated transactions, referred to collectively herein as the “Financing”, involving aggregate cash investments of $10.5 million by three outside investor entities (or affiliates thereof) that have not previously invested in Chart or Tempus; aggregate cash investments of $5.0 million by the Purchasers; and a cash investment of $500,000 by the Chief Financial Officer of Tempus (through his individual retirement account). The purpose of the Financing is to help ensure that Chart will have sufficient funds to close the business combination, although the Financing will also result in the substantial dilution of post-business combination shareholdings in Tempus Holdings, affecting all investors in Chart common stock who are not participating in the Financing and who do not redeem their Chart common stock in connection with the special meeting to be held to approve the business combination, but instead exchange their Chart common stock for Tempus Holdings common stock in the business combination. The Second Amendment was also entered to in order to make certain other amendments to the terms of the business combination.

In addition to the information contained in this Offer to Purchase, you should carefully review the complete text of the Merger Agreement attached as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on January 7, 2015, the complete text of the First Amendment to the Agreement and Plan of Merger attached as Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 20, 2015 and the complete text of the Second Amendment attached as Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on June 11, 2015. You should also carefully review the complete text of the agreements related to the Financing filed as exhibits to the Form 8-K filed by the Company with the SEC on June 11, 2015. You should also review the registration statement on Form S-4, as amended, initially filed by Tempus Holdings on January 9, 2015, which includes a preliminary proxy statement/prospectus with respect to the proposed business combination, which contains, among other things, important information about, and the various risks associated with, the proposed business combination with Tempus and the Financing and related agreements.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(A)	Press release, issued by the Purchasers on June 12, 2015.

(d)(21)	Form of Certificate of Designations for Series A Convertible Preferred Stock of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(22)	Form of Series A-1 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(23)	Form of Series A-2 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(24)	Form of Series B-1 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(25)	Form of Series B-2 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(26)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(27)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each New Investor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(28)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and TAS Financing Sub Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(29)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Affiliate Investor (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(30)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(31)	Form of First Amendment to Registration Rights Agreement, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(32)	Promissory Note, dated June 10, 2015, by and between Chart Acquisition Corporation and Chart Acquisition Group, LLC (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(g)	Definitive Proxy Statement of the Company (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Chart Acquisition Corp. on May 26, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2015

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN INVESTMENTS LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

RCG LV PEARL LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 14, 2015.

(a)(1)(B)*	Letter of Transmittal To Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)**	Press release, issued by the Purchasers on June 12, 2015.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(d)(2)	Second Amended and Restated Warrant Agreement, dated March 11, 2015, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(d)(3)*	Form of Third Amended and Restated Warrant Agreement

(d)(4)	Form of Second Amended and Restated Letter Agreement, dated March 11, 2015, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on March 11, 2015).

(d)(5)*	Form of Third Amended and Restated Letter Agreement.

(d)(6)	Second Amended and Restated Investment Management Trust Agreement, dated March 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(d)(7)*	Form of Third Amended and Restated Investment Management Trust Agreement

(d)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(d)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(d)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(d)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(d)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(d)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(d)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).

(d)(15)	Second Amended and Restated Escrow Agreement, dated March 11, 2015, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Investments LLC, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(d)(16)*	Form of Third Amended and Restated Escrow Agreement.

(d)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(d)(18)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).

(d)(19)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(d)(20)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(d)(21)	Form of Certificate of Designations for Series A Convertible Preferred Stock of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(22)	Form of Series A-1 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(23)	Form of Series A-2 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(24)	Form of Series B-1 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(25)	Form of Series B-2 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(26)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(27)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each New Investor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(28)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and TAS Financing Sub Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(29)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Affiliate Investor (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(30)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(31)	Form of First Amendment to Registration Rights Agreement, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(32)	Promissory Note, dated June 10, 2015, by and between Chart Acquisition Corporation and Chart Acquisition Group, LLC (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(g)	Definitive Proxy Statement of the Company (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Chart Acquisition Corp. on May 26, 2015).

(h)	Not applicable.

* Previously filed.

** Filed herewith.